UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001- 36474

Zhaopin Limited

(Exact name of registrant as specified in its charter)

5/F, Shoukai Plaza

No. 10 Furong Street, Wangjing

Chaoyang District, Beijing 100102

People’s Republic of China

+86 (10) 5863-5888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A ordinary shares, par value US$0.01 per share

American Depositary Shares, each representing two Class A ordinary shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: three

Pursuant to the requirements of the Securities Exchange Act of 1934, Zhaopin Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 12, 2017	Zhaopin Limited

		By:	/s/ Evan Sheng Guo
		Name:	Evan Sheng Guo
		Title:	Director and Chief Executive Officer